                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 2)1


                          BIOMARIN PHARMACEUTICAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09061G 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)



Check the appropriate box to designate the one pursuant to which this Schedule is filed:

 [ ]    Rule 13d-1(b)

 [ ]    Rule 13d-1(c)

 [x]    Rule 13d-1(d)



/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO.  09061G 10 1                 13G            Page 2 of 5 Pages
           ---------------                                  ---  ---


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Luke B. Evnin

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF              2,810,787 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                            None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING               2,810,787 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                            None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        2,810,787 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
        7.65%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
        IN

------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.  09061G 10 1                 13G            Page 3 of 5 Pages
           ---------------                                  ---  ---

Item 1

     (a) Name of Issuer

            BioMarin Pharmaceutical Inc.
--------------------------------------------------------------------------------

     (b) Address of Issuer's Principal Executive Offices

            371 Bel Marin Keys Boulevard, Suite 210, Novato, CA 94949
--------------------------------------------------------------------------------

Item 2

     (a) Name of Person Filing

          Luke B. Evnin
-------------------------------------------------------------------------------

     (b) Address of Principal Business Office or, if none, Residence

         c/o MPM Capital L.P., One Cambridge Center, Cambridge, MA 02142
-------------------------------------------------------------------------------

     (c) Citizenship

         United States
-------------------------------------------------------------------------------

     (d) Title of Class of Securities

          Common Stock
-------------------------------------------------------------------------------
     (e) CUSIP Number

          09061G 10 1
-------------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

  CUSIP NO.  09061G 10 1                 13G            Page 4 of 5 Pages
           ---------------                                  ---  ---



Item 4. Ownership.


     (a)  Amount beneficially owned:

            2,810,787 (1)
--------------------------------------------------------------------------------

     (b)  Percent of class:

            7.65%
--------------------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote
                   2,810,787 (1)
-------------------------------------------------------------------------------

          (ii)  Shared power to vote or to direct the vote
                   None
-------------------------------------------------------------------------------

          (iii) Sole power to dispose or to direct the disposition of
                   2,810,787 (1)
-------------------------------------------------------------------------------

          (iv)  Shared power to dispose or to direct the disposition of
                   None
-------------------------------------------------------------------------------


Item 5.  Ownership of Five Percent or Less of a Class.
            Not applicable
-------------------------------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.
-------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable
-------------------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.
          Not applicable
-------------------------------------------------------------------------------

Item 9.  Notice of Dissolution of a Group
          Not applicable
-------------------------------------------------------------------------------

Item 10. Certification

          Not applicable

-------------------------------------------------------------------------------
(1) Includes shares held through interests in MPM Capital L.P. ("MPM Capital") and in entities directly or indirectly controlled by it. MPM Capital is a direct or indirect parent and/or a control person of MPM Asset Management LLC and funds managed or advised by it, and of the general partners of such funds. Also includes shares held through interests in Medical Portfolio Management LLC, the general partner of MPM Capital. Among the shares included, 2,690,912 shares are held by MPM BioVentures L.P.; 30,083 shares are held by MPM BioVentures Parallel Fund, L.P.; 4,792 shares are held by MPM Asset Management Investors 1998 LLC and 85,000 shares are shares issuable upon the exercise of options held by Ansbert
S. Gadicke exercisable within 60 days of December 31, 2000. Among such shares issuable upon the exercise of options held by Dr. Gadicke, 30,000 may also be beneficially owned by BB BioVentures L.P. and MPM BioVentures Parallel Fund, L.P., and 55,000 may also be beneficially owned by MPM Asset Management LLC. Each reporting person herein disclaims beneficial ownership of shares not directly held by such reporting person.

  CUSIP NO.  09061G 10 1                 13G            Page 5 of 5 Pages
           ---------------                                  ---  ---


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         February 14, 2001
                                                      ------------------------
                                                                Date


                                                        /s/ Luke B. Evnin
                                                      ------------------------
                                                              Signature



                                                           Luke B. Evnin
                                                      ------------------------
                                                                 Name